SUPPLEMENT DATED FEBRUARY 3, 2005 TO THE
                                           CONTRACT PROSPECTUS DATED MAY 3, 2004


The following information supplements your annuity contract prospectus. Please retain this supplement and keep it with your contract prospectus.

On January 31, 2005, CITIGROUP, INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the annuity contract described in your prospectus:

     o    The Travelers Insurance Company
     o    The Travelers Life and Annuity Company

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close during the third quarter of 2005. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets to Citigroup, Inc. The Travelers Insurance Company filed a current report of financial information on Form 8-K on February 2, 2005 with additional information about the transaction. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your variable annuity or variable life insurance contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to annuity contract owners.

SUPPLEMENT TO THE FOLLOWING CONTRACT PROSPECTUSES:
REGISTERED FIXED ACCOUNT OPTION
TRAVELERS TARGET MATURITY
TRAVELERS TARGET MATURITY WITH OPTIONAL PRINCIPAL PROTECTION FEATURE
T-MARK
THE TRAVELERS INSURANCE COMPANY FIXED ANNUITY


February 2005                                                            L-24486